# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spring Valley Acquisition Corp. III, CIK 0002074850
CUSIP: G8377R101
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2100 MCKINNEY AVE., SUITE 1675, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 01/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001661897

## Reporting persons
- Merus Global Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,641,810; shared voting power 0; sole dispositive power 1,641,810; shared dispositive power 0; aggregate amount beneficially owned 1,641,810 (7.1% of the class)
  Comment: Note to Row 11: Calculated based on the 23,000,000 shares of the Class A ordinary shares, par value $0.0001 per share, of Spring Valley Acquisition Corp. III (the "Issuer") outstanding as of November 12, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025.

## Item 1. Issuer
Name of issuer: Spring Valley Acquisition Corp. III
Address of issuer's principal executive offices: 2100 MCKINNEY AVE. SUITE 1675 DALLAS, TX, 75201

## Item 2. Person Filing
Name of person filing: Merus Global Investments, LLC
Address of principal business office or, if none, residence: 3 Park Ave, Suite 2900, New York, NY 10016
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,641,810
Percent of class: 7.1%
Sole power to vote or to direct the vote: 1,641,810
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,641,810
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Merus Global Investments, LLC: /s/ Amrita M. Mahabaleswara, Amrita M. Mahabaleswara, General Counsel and Head of Compliance (02/03/2026)